

INVEST IN **VIIT HEALTH**

Non-Invasive Glucose & Biomarker Monitor for Wellness

viit.health Mesa, United States

Technology | Female Founder | Healthcare | B2C | AI

Highlights

VC-Backed

Raised $250K or more from a venture firm

1. 13 Clinical Trials, 93% accuracy for regular blood glucose levels, 150 units already requested

2. +$2.5M raised from leading private investors. $3M granted for R&D to background dev company.

3. Twice Grant Awardee by the Mexican National Council of Science and Technology

4. Massive Wellness market potential of $1.5 T and $966 B diabetes-related global health expenditure

5. Cutting-edge proprietary AI can detect Glucose, Oxygen, Pulse and potentially Lipids and Insulin

6. Strategic alliances with Softeq Engineering, Atomic32, Iasotek & Mexico City's Technology Department

7. Supported by a leading US Family Office, Softeq Venture Studio and Mexico City's Health Department

8. Regional Winner & Global Finalist - out of 15,000 - in the 2022 Startup World Cup in Silicon Valley

Featured Investor



Luis Rubio

Invested $50,000 ⓘ

Follow

Syndicate Lead

Corporate Attorney. Partner Holland & Knight Mexico. LLM New York University, OPM Harvard Business School, Law Universidad Panamericana.

"As an Investor, I am drawn to ViiT Health for several reasons. The company offers innovative non-invasive device and app that combine Near Infrared Spectroscopy and

Computer Vision for health monitoring, presenting a significant market opportunity. With growing demand for remote health monitoring solutions and the team's expertise in healthcare and technology, I believe Viit Health is well positioned for success. Their convenient, accurate and scalable solution glucose, pulse, and oxygen levels aligns with the increasing needs for personalized healthcare. Overall, Viit Healt's innovative technology, market potential and experienced team make it a compelling investment opportunity in the healthcare industry."

Our Team



Luis Fernando Co Founder & CEO

Serial entrepreneur and social activist. Created a Venture Builder at 20 years old which now holds 7 different companies. Speaker at the UN General Assembly ´18, winner of Santander Global Entrepreneurship Program 2020 and 2019 Paris Peace Forum awardee.

Sedentary lifestyles and unhealthy diets have made Type II Diabetes one the highest rising mortality causes in the world (second largest in Mexico). It has affected many people around us. We realize that the only way to change this and save lives is by raising awareness and promoting prevention through effective and regular monitoring.



Luis Gomez Co Founder & Corp Affairs

Corporate lawyer and computer vision entrepreneur. JD International Law at Harvard University and AMP at Harvard Business School. Top corporate management at Citibank Mexico, Shearman & Sterling, AT&T, Alestra, Chrysler, Daimler and Walmart.



Lorena de la Maza Co Founder & Medical Director

2x founder & social impact entrepreneur. Co-founded SolexVintel, AI tech for health and agroindustries. Studied Medicine at National Autonomous University of Mexico (U.N.A.M.) & received Masters in Microbiology from Mass General Hospital, Boston.



Jose Cruz y Celis Technology



Jose Cruz y Celis Technology

Artificial Intelligence Engineer and Sustainability Engineering - Monterrey Technological University. M Sc Computer Science 42 University Silicon Valley. Serial entrepreneur with 1 exit.



Sofia Alvarez Administration

Business Administration - ITAM. Serial entrepreneur with +10 years of experience in Human Resources, Operations and Business Management.



Adriana Monroy Guzmán Medical Research

Diabetes Prevention Clinic Director - San Angel Inn Hospital. Medical Professor - UNAM. Postdoctoral Fellow - UTHSCSA. PhD Biochemistry and Molecular Biology, MD - UNAM.



Antonio Garcia Bioengineering

PhD Chemical Engineering UC Berkeley. Former Associate Dean of Academic Affairs - Engineering NMSU. Foundation professor of Bioengineering at ASU. His expertise include surface and colloid chemistry for biomolecule identification and medical devices.



Gerardo Rioseco Business & Finance

Serial entrepreneur. Started a company at 21 years old and have founded 8 different companies so far. First responder for Mexico City earthquakes in 2017. Winner of several entrepreneurship awards. Former professional tennis player.

AI-Assisted Wellness Monitoring for Diabetes Prevention and Beyond

Viit Health is back on WeFunder! We're here to complete our mission to deliver the future of point-of-care prevention and consumer healthcare: easier, faster and accessible wellness monitoring and disease prevention with - *significantly improved* - AI-assisted optical technology.

Bioviit® - *our brand new device* - is a unique portable biomarker monitor that uses light - *not pricking or consumables* - to accurately detect blood glucose, and also oxygen, pulse, temperature and other biomarkers to come.



Bioviit ®
(V1.0 - Fall 2023)
The unique artificial vision device for biomarker monitoring
Measures blood glucose, oxygen saturation and heart rate with light to improve wellness and prevent severe diseases like diabetes
Powered by Proprietary Technology
- Near Infrared Spectroscopy (NIR)
- Photoplethysmography (PPG)
- Computer Vision (AI)
Less cost (80% decrease - no consumables)
More accuracy (+13% for regular BG)
Web/Mobile Wellness & Prevention apps
viit health
Alejandra
Monday
102
93
Glucose
Oxygen
Pulse
83
BPM
History

1 in 2 People in the World have Glucose Problems and Don't Know About it

With an increase in sedentary lifestyles and inequitable access to nutrition worldwide, Type II diabetes is a uniquely modern pandemic.

There are more than 537 million diabetics worldwide, and there is 1 diabetes related death every 5 seconds. Furthermore, according to different studies, 1 in 2 people in the world already have glucose related problems and don't know about it, which if left unchecked, could not only lead to diabetes, but also cardiovascular diseases, alzheimer's or cancer.


537
Million Diabetics Worldwide
Diabetes is a Leading Cause of Death
Half the world population have glucose related issues
For every 4 diabetics there is 1 undiagnosed diabetic
Every 5 seconds there is a glucose related death
High blood sugar also leads to alzheimer's, cancer and cardiovascular diseases
International Diabetes Federation (IDF) / NIDDKD / World Health Organization


Current Blood Glucose Tracking
is Uncomfortable and Unsustainable

Diabetes is a chronic condition requiring painful daily finger pricks or uncomfortable and expensive monitors with tiny needles to keep track of blood glucose levels, and given that diabetics are already prone to nerve pain in the extremities, traditional glucometers are particularly painful for many patients, causing a struggle to maintain adequate blood glucose monitoring protocols in more than 60% of diabetics, and

naturally driving other people away from developing a healthy prevention practice by checking their blood glucose levels regularly.


Prevention can only truly be achieved without pain
6 of 10 diabetics don't follow adequate treatment due to pain associated to measurement
Mexican Diabetes Federation (FMD)
Painful
80 - 85% accuracy
$1,400 year
Uncomfortable
80 - 83% accuracy
$4,200 year
Painful
95% accuracy
$60 per test
Lab Study


There's a Much Better way to Prevent Diabetes and Improve Wellness

The proprietary tech behind Bioviit® is complex, but what it offers is simple: fast, accurate, and painless biomarker readings. With Near Infrared Transmittance Spectroscopy (NIR), Photopletismography (PPG) and Machine Learning, Viit Health's proprietary consumer healthcare technology can be used for wellness monitoring to improve nutrition, athletic performance, focus, energy optimization and prevent severe health conditions such as diabetes and cardiovascular diseases.

There has recently been significant buzz in the non-invasive glucose detection space, and though certain technological approaches seem feasible, it's important to note that none have been proven to work

effectively nor have they made it to market. We expect to have the shortest and clearest path to market - *end of 2023* - because of our flexibility, our commercial activation strategy towards point-of-care prevention and individual wellness, and most importantly, our preferable novel technology for accurately analyzing not only blood glucose, but potentially many more groundbreaking biomarkers like insulin and cholesterol.



Proprietary
Technology
1
Near Infrared Transmittance Spectroscopy (NIR)
Allows us to understand biochemical analytes by the light they absorb
2
Photoplethysmography (PPG)
Allows us to identify volumetric variations of the blood
Computer Vision (AI)
Allows us to analyze complex sparse datasets of the observed light to accurately predict the ammount or level of each identified biomarker
3



Bioviit is thoroughly Calibrated
and Currently Undergoing Validation

As Viit Health has improved and fine-tuned Bioviit® - *which is expected to outperform it's predecesor (Viit Gluco) surpassing it's 93% accuracy for regular Blood Glucose levels* - through more than 6 years of development and 13 clinical trials, we've achieved prestigious funding, institutional support and are currently undergoing final calibration and validation with Mexico's most advanced research & healthcare organizations.

with Mexico's most advanced research & healthcare organizations.


Calibration
2017 - 2022
13 Clinical Trials
+4,500 Patients Tested
4 Product Iterations
+1M NIR Dataset
CENAM
Mexican Metrology Center
SECTEI
Mexico City's Technology & Innovation Department
Mexican Institute of Medical Sciences & Nutrition
CONACYT
Mexican Council of Science and Technology
IMSS
Mexican Social Security Institute


Validation
2023 - 2024
5 Clinical Trials
+150K Patients
+60M NIR/PPG Dataset
FDA / COFEPRIS
"This technology has shown high reliability when compared to puncture glucometer results. This endeavor is of great importance to Mexico City's Secretary of Health"
Dra. Lilia Elena Monroy
Director Medical Research
Mexico City's Secretary of Health
Dr. Vagón
El Tren de la Salud
SECRETARÍA DE SALUD
HOSPITAL GENERAL de MÉXICO
DR. EDUARDO LICEAGA


The Best way to Attack Diabetes
is to Prevent the Spread

Bioviit® soon become available as a wellness and prevention device for as little as $350, and will be distributed via two primary channels to create the biggest impact and build a diverse revenue stream: 1) prevention campaigns and point-of-care wellness monitoring primarily among public institutions and private companies, and 2) wellness monitoring devices for personal use to improve metabolic health.

Prevention campaigns will require public health agencies to deploy massive glycemic level measurement infrastructure and be able to track people's progress and improvement overtime. Through early identification of people with pre-diabetes and those with consistent high sugar levels, we will help stop diabetes on its tracks, and assist in achieving Sustainable Goal #3 by 2030: Good Health and Wellbeing

achieving Sustainable Goal #3 by 2030: Good Health and Wellbeing.


Bioviit ®
Wellness Device
$350 USD
Blood Glucose (mg/dl)
Oxygen Saturation (SpO2)
Heart Rate (BPM)
Temperature (°C)
Simple Data Log (24 hrs)
Prevention
$500 mo
Biomarkers
Multiple Users
Historic Log per User
Prevention Triggers
Wellness App Connection
Individual Wellness Reports
SageFunds Org
102
93
83
Wellness
$20 mo
Biomarkers
Historic Log
Glucose Curves
Prevention Triggers
Goal Setting
Wellness Insights

Diabetes Costs More than
$966 Billion Dollars per Year

There is a massive need for Viit Health's tech. According to an estimation made by the International Diabetes Federation, there will be more than 643 million diabetics by 2030, and 783 million by 2045. If simple, affordable and accurate prevention technology is implemented, those numbers could drop significantly, alleviating a +$966 billion dollar burden for the global healthcare industry.

$966 B	**$29 B**	**$1.5 T**
Global Diabetes Related Health Expenditure	Global Diabetes Devices Market - CAGR 8.2%	Global Wellness Market CAGR 5-10%


2021
2030
2045
537
643
783
Million
Diabetics
Worldwide
541
623
730
Million
Pre-Diabetics
Worldwide

International Diabetes Federation (IDF) / McKinsey & Co / Research & Markets

Scientific and Impact Institutions Strongly Support Viit Health

Leading health experts and investors understand the true cost of diabetes and the need for better diagnosis and monitoring tools. It's why Mexican and American leading scientists and institutions, entrepreneurship organizations, engineering companies and global social investors have lined up behind Viit's work. It's the public consumer healthcare breakthrough the world's been waiting for.

Acomplishments & Support

Softeq Venture Sudio
Investor & Accelerator
Venture Studio Program '22
Firmware & Hardware

Startup WorldCup
by Pegasus Tech Ventures
Regional Winner '22
Global Finalist '22 (4th)
(out of 15,000)

Technology & Innovation Department (Mexico City)
Selected Strategic Project
Grant Recipient (2)

Science & Technology Council (Mexico)
Grant Recipient (2)

Mexican Institute of Nutrition
Calibration & Validation Protocols

SOFTEQ — Hardware & Firmware

atomic32 — Software

lasotek — Research & Regulation

SECRETARÍA DE SALUD — Calibration & Validation

Calibration & Validation

SABA CICA — Investment & Strategy

Arroba • Ingeniería — Device Manufacturing

MATERIAM — Component Manufacturing

HOSPITAL GENERAL de MÉXICO DR. EDUARDO LICEAGA — Research & Calibration

IMSS — Calibration & Validation

Experienced and Dynamic Team with Humanitarian Spirit

ViiT Health is led by a rare team of financial savvy, scientific expertise, entrepreneurial moxy, and a desire to do good. By combining decades of corporate and scientific expertise with a modern sensibility for social impact entrepreneurship, our team is committed to our patients and investors alike.

Luis Fernando Gomez
CoFounder & CEO



- Serial Entrepreneur and Social Activist from Mexico City
- Created a Venture Builder at 20 years old which now holds 2 exits
- Speaker at the UN General Assembly 2018 and Paris Peace Forum 2019 Awardee
- Winner of Santander Global Entrepreneurship Program 2020

Luis Gomez Sanchez
CoFounder & Corporate Affairs



- Corporate lawyer and Computer Vision entrepreneur with 1 Startup Exit
- Juris Doctor International Law at Harvard University and AMP at Harvard Business School
- Top corporate management at Citibank Mexico, AT&T, Chrysler, Walmart, and more
- Founder of the Mexican Council for Global Business

Dr. Lorena de la Maza
CoFounder & Medical Director



- Microbiologist & Social Impact entrepreneur with 1 Startup Exit.
- Medical Doctor from National Autonomous University of Mexico (UNAM)
- Masters in Microbiology from Harvard Medical School - Massachusetts General Hospital
- Former Computer Vision for Health & Agroindustry Startup Founder

Jose Cruz y Celis
Technology Director



- Artificial Intelligence Scientist with 1 Startup Exit
- Masters in Computer Science from 42 University - Silicon Valley
- Sustainability Engineering from Monterrey Technological University (TEC Monterrey)
- Unreasonable Institute Accelerator Program - Entrepreneurial Studies

Dr. Antonio Garcia
Bioengineering



- Bionanotechnology Researcher & Inventor
- PhD in Chemical Engineering at University of California, Berkeley. BS Rutgers University
- Associate Dean of Academic Affairs / George W Lucky Professor Chemical Engineering - NM State
- Foundation Professor of Bioengineering at Arizona State Univeristy

Revolutionizing Wellness Monitoring and Severe Disease Prevention

Not only are we aiming to remove pain from biomarker detection and blood glucose tracking, but since Bioviit® works with light transmittance and PPG, which enables us to detect the full spectral footprint of the analyzed tissue and record its variations, we are also paving the way for infinite consumer healthcare potential by measuring and tracking additional biomarkers, such as perfusion index, vascular aging, blood pressure, hydration, insulin, oxidative stress, cholesterol, triglycerides, and many more.

By the end of this year, Viit Health hopes t initially deploy Bioviit® as a prevention device for NGOs and governments in the US and Mexico - *counting to date 150 requested units but aiming for may more* -, and shortly after it will be commercialized as a personal consumer healthcare device through existing wellness communities and well placed digital and physical points of sale in the US and Mexico. We're very excited to make our device widely available to everyone very soon.


2023 (Q1-3)
· Complete Production for Bioviit 1.0
· Final Calibration & Validation
· 5 Clinical Protocols (150k patients)
· Finalize Prevention & Wellness Applications
2023 (Q4)
· 150 units for Prevention Campaigns
· FDA approval for Pulse Ox
· Wellness Device Commercial Registration
2024
· Commercial Activation US & Mexico
· Prevention Campaign Expansion
· Wellness Device Distribution
· Additional Biomarker Integration
2025
· FDA approval for Blood Glucose and others (Medical Device)
· Europe & Latin America Expansion
Forward looking projections cannot be guaranteed
Blood Glucose
Heart Rate
Oxygenation
Temperature
Blood Pressure
Perfusion Index
Vascular Aging
Hydration
Oxydative Stress
Antioxidants
Cholesterol (LDL/HDL)
Tryglicerids
Insulin

Invest in the Tech that Could Put a Stop to the Diabetes Pandemic

People deserve better options to track and monitor their health, and it's a tragedy that so many people worldwide are suffering and dying from Type II diabetes for preventable and controllable reasons. Viit Health's Bioviit® is here for the groundbreaking consumer healthcare tech development the world's been waiting for.

Invest in the future of preventable consumer healthcare. **Invest in Viit Health.**

A glimpse of Viit Health's potential

	2023	2024	2025	2026	2027
Revenue	$ 146,846	$4,098,562	$17,142,053	$56,029,990	$158,460,715
Operative Cost	$ 1,057,901	$1,481,400	$1,763,020	$2,644,030	$4,494,151
Production Cost	$ 141,918	$1,253,637	$4,777,016	$17,434,950	$45,581,525
Profit	**- $1,052,973**	**$1,363,525**	**$10,602,017**	**$39,951,010**	**$108,385,039**
Devices	335	6,500	26,400	98,000	310,000
TAM		0.001 %	0.004 %	0.01 %	0.05 %

Forward looking projections cannot be guaranteed

Invest in viit health

Downloads

Deck Viit Health WeFunder 23.pdf